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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 7)

Methode Electronics, Inc.
(Name of Subject Company)

Methode Electronics, Inc.
(Name of Person(s) Filing Statement)

Class B Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548
(708) 867-6777
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel A. Neff
James W. Ashley, Jr.	Trevor S. Norwitz
Lord Bissell & Brook	Wachtell, Lipton, Rosen & Katz
115 South LaSalle Street	51 West 52nd Street
Chicago, Illinois 60603	New York, New York, 10019
(312) 443-0700	(212) 403-1000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on July 21, 2003 (as amended by Amendment No. 1 filed on August 4, 2003, Amendment No. 2 filed on August 14, 2003, Amendment No. 3 filed on August 20, 2003, Amendment No. 4 filed on August 27, 2003, Amendment No. 5 filed on September 3, 2003, and Amendment No. 6 filed on September 11, 2003, the "Schedule 14D-9"), by Methode Electronics, Inc., a Delaware corporation (the "Company" or "Methode"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following:

  (a)
  Legal Matters

        Litigation.    On October 1, 2003, the Company was served with an amended purported class action complaint filed on behalf of certain holders of Methode's Class B Common Stock in the Court of Chancery of the State of Delaware naming Methode, its directors and certain officers as defendants and alleging that the defendants breached their fiduciary duties with respect to the agreement dated as of July 18, 2003 among Methode, Marital Trust No. 1 and No. 2, each created under the William J. McGinley Trust, the Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley. The amended complaint seeks an order declaring the July 18 Agreement invalid, injunctive relief and other relief. The Company believes that the allegations are without merit and intends to contest the action.

ITEM 9.    EXHIBITS.

        Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

Exhibit No.	Description
(a)(14)	Amended Class Action Complaint of Bernice Fein against Methode Electronics, Inc., Warren L. Batts, William C. Croft, Donald W. Duda, William T. Jensen, James W. McGinley, Robert R. McGinley, Roy M. Van Cleave, George C. Wright, Douglas A. Koman, Robert J. Kuehnau and James F. McQuillen, Civil Action No. 20537-NC, filed September 30, 2003 in the Court of Chancery of the State of Delaware.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 3, 2003	Methode Electronics, Inc.
By: /s/ DONALD W. DUDA

Name: Donald W. Duda
Title: President

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Index of Exhibits

Exhibit No.	Description
(a)(1)	Letter, dated July 21, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(2)	Press Release issued by Methode Electronics, Inc. on July 21, 2003 (incorporated herein by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(3)
Restated Certificate of Incorporation of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(a) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(4)
Certificate of Elimination of 4% Convertible Preferred Stock, Series A of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(c) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(5)
Certificate of Designation of Series A Junior Participating Preferred Stock of Methode Electronics, Inc. (incorporated herein by reference to Exhibit 99(d) to Amendment No. 2 to the Schedule 13E-3 filed by Methode Electronics, Inc. on May 16, 2003)
(a)(6)	By-laws of Methode Electronics, Inc. (incorporated herein by reference to Exhibit (a)(6) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(a)(7)	Press Release issued by Methode Electronics, Inc. on July 30, 2003 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(8)
Letter from Dura Automotive Systems, Inc. to the Board of Directors of Methode Electronics, Inc. dated July 31, 2003 (incorporated herein by reference to Exhibit (a)(8) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(9)	Press Release issued by Methode Electronics, Inc. on August 1, 2003 (incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 4, 2003)
(a)(10)
Letter, dated August 14, 2003, to Methode Electronics, Inc. Shareholders (incorporated herein by reference to Exhibit (a)(10) to Amendment No. 2 to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 14, 2003)
(a)(11)
Press Release issued by Methode Electronics, Inc. on August 14, 2003 (incorporated herein by reference to Exhibit (a)(11) to Amendment No. 2 to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 14, 2003)
(a)(12)
Statement of William T. Jensen, Chairman of Methode, dated August 19, 2003, in Response to Dura Automotive Announcement (incorporated herein by reference to Exhibit (a)(12) to Amendment No. 3 to the Schedule 14D-9 filed by Methode Electronics, Inc. on August 20, 2003)

(a)(13)
Class Action Complaint of Bernice Fein against Methode Electronics, Inc., Warren L. Batts, William C. Croft, Donald W. Duda, William T. Jensen, James W. McGinley, Robert R. McGinley, Roy M. Van Cleave, George C. Wright, Douglas A. Koman, Robert J. Kuehnau and James F. McQuillen, Civil Action No. 20537-NC, filed September 9, 2003 in the Court of Chancery of the State of Delaware (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Methode Electronics, Inc. on September 11, 2003).
(a)(14)
Amended Class Action Complaint of Bernice Fein against Methode Electronics, Inc., Warren L. Batts, William C. Croft, Donald W. Duda, William T. Jensen, James W. McGinley, Robert . McGinley, Roy M. Van Cleave, George C. Wright, Douglas A. Koman, Robert J. Kuehnau and James F. McQuillen, Civil Action No. 20537-NC, filed September 30, 2003 in the Court of Chancery of the State of Delaware (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Methode Electronics, Inc. on October 3, 2003).
(e)(1)
Agreement dated July 20, 2003 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley and Robert R. McGinley (incorporated herein by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Methode Electronics, Inc. on July 21, 2003)
(e)(2)
Agreement dated August 19, 2002 by and among Methode Electronics, Inc. and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the Methode Electronics, Inc. Proxy Statement on Schedule 14A filed June 10, 2003)
(e)(3)	Form of Agreement between William T. Jensen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001)
(e)(4)	Form of Agreement between Horizon Farms, Inc. and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-K for the year ended April 30, 2001)
(e)(5)	Form of Agreement between Donald W. Duda and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(6)	Form of Agreement between John R. Cannon and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(7)	Form of Agreement between Robert J. Kuehnau and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(8)	Form of Agreement between James F. McQuillen and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 2002)
(e)(9)	Form of Agreement between Douglas A. Koman and Methode Electronics, Inc. (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended July 31, 2002)

(e)(10)
Methode Electronics, Inc. Managerial Bonus and Matching Bonus Plan (also referred to as the Longevity Contingent Bonus Program) (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended January 31, 1994)
(e)(11)	Methode Electronics, Inc. 2000 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Form 10-Q for the three months ended October 31, 2000)
(e)(12)	Methode Electronics, Inc. 1997 Stock Plan (incorporated herein by reference to Methode Electronics Inc.'s Registration Statement No. 333-49671)

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  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
  ITEM 9. EXHIBITS.
SIGNATURE
Index of Exhibits